NEWS RELEASE

May 12, 2003

Trading Symbol: TSX: RNG

Amex: RNO

FIRST QUARTER 2004 FINANCIAL RESULTS

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the “Company”) is pleased to report the financial results of the Company for the first quarter ended March 31, 2004.

First Quarter Highlights

      –    Revenues increased to $18.8 million

      –    Cash flows from operating activities increased to $4.9 million

      –    $45 million held in cash and cash equivalents

      –    Gold production from the Company’s operations of 31,688 ounces at a cash operating cost of $213 per ounce

      –    Gold production of 12,149 ounces from the first batch of ore from the Nalunaq Mine

      –    Listing on the American Stock Exchange under the symbol RNO

      –    Acquisition of the Salave gold deposit in Spain and commencement of a feasibility study

      –    $30 million loan drawdown for Aguablanca with no nickel hedging requirements

      –    Aguablanca construction on schedule for completion in August 2004

Summary of Quarterly Results

($000 except where stated)	Three Months Ended March 31,
	2004	2003
Revenues	18,838	15,575
Cash flow provided by operating activities	4,920	4,078
Net income (loss)	(6,412)(1)	682
Net income (loss) per share – basic	(0.06)	0.01
Weighted average shares outstanding – basic (in millions)	113.3	89.1

(1)

The Net loss incurred in the first quarter of 2004 includes non-cash accounting adjustments totaling approximately $5.0 million, comprised of a loss of $3.5 million as a result of the mark-to-market of the gold, copper and foreign exchange derivative instruments (1Q/2003 – nil), a foreign exchange loss of $0.9 million due to the strengthening of the U.S. dollar (1Q/2003 – income of $1.0 million) and an expense of $0.5 for the accounting of employee stock options (1Q/2003 – $0.2 million) (refer to Operating Results section).

Summary of Quarterly Results

($000)	March 31, 2004	December 31, 2003
Working capital	47,296	29,702
Long-term debt, excluding current portion	37,644	6,706
Shareholders’ equity	116,972	121,358

Rio Narcea reported revenues of $18,838,000 for the first quarter of 2004 compared to $15,574,500 in the same period last year. Operating cash flow was $4,920,100 during the quarter compared to $4,077,500 a year ago. For the quarter, the Company reported a net loss of $6,411,800 ($0.06 per share) compared to net income of $681,900 ($0.01 per share) in the same period of 2003.

Review of Mining Operations and Development Projects

During the first quarter of 2004, the Company produced 43,837 ounces of gold at a cash operating cost of $263 per ounce, inclusive of Nalunaq ore treated. The El Valle plant processed 167,836 tonnes of ore at an average gold grade of 8.5 g/t with a recovery of 95.7%. 26,274 tonnes of ore were attributable to Nalunaq from which 12,149 ounces of gold were recovered with a head grade of 14.7 g/t and recovery of 97.8%. The Company continues to achieve excellent metal recoveries as a result of recent improvements made to the plant.

Operating Results

	1Q/2004			1Q/2003
	Rio Narcea’s operations	Nalunaq ore(2)	Total	Total
Tonnes of ore milled	141,562	26,274	167,836	180,783
Grade (g/t)	7.3	14.7	8.5	8.9
Recovery (%)	94.9	97.8	95.7	94.6
Gold production (oz)	31,688	12,149	43,837	49,065
Cash operating cost ($/oz)(1)	213	391	263	120

(1)

Refer to Non-GAAP measures section

(2)

Nalunaq results are provisional. Under the terms of the milling agreement with Nalunaq Gold Mine A/S (“Nalunaq”), Nalunaq sells batches of high-grade ore to Rio Narcea for the selling price of the recovered gold less a milling fee; the agreement also provides for an efficiency fee to Rio Narcea for improved plant recoveries.

El Valle Mine

During the first quarter of 2004, the Company continued with the open pit mining of the Caolinas satellite pit (northwest corner of the El Valle pit), which is expected to be fully mined by June 2004.

Preparations for the transition to underground mining at Boinas East are proceeding well. Infrastructure installations, including ventilation, power and dewatering facilities, were completed on schedule by the end of the first quarter. The underground mining contractor, Ingeniería de Suelos y Explotación de Recursos, S.A., has commenced development in ore. As headings are progressively developed during the second quarter, production will increase with full production tonnage expected by the third quarter of this year. Apart from processing some small parcels of ore in 2004 to confirm metallurgical characteristics, the majority of the underground ore will be stockpiled for treatment in 2005 onwards to produce bulk copper concentrates. The Boinas East ore has a high copper grade of 1.3%, which will contribute significantly to the revenue stream.

During the first quarter of 2004, the Company continued its underground reserve definition program at Boinas East while evaluating the north-south width of the North Black Skarn mineralized zone, located midway between the mined out Boinas East and El Valle pits. One of the holes, XVAL 1038, intersected two mineralized intervals in the black skarn zone: 12.8 m averaging 13.6 g/t gold and 12.2 m averaging 9.1 g/t gold. These intercepts are significant as they confirm high-grade mineralization hosted by a formation with good rock conditions located close to existing underground infrastructure. Exploration of this zone will continue in the following months.

Construction of the underground drift to access the high-grade intersections below the El Valle pit is scheduled to start in the second quarter of 2004.

Carlés Mine

At the Carlés mine, open pit ore extraction is near completion while underground mining is progressing according to schedule. The Carlés ore has significant copper by-product credits to benefit the economics of the deposit.

The initial planned production rate of approximately 10,000 tonnes per month has been achieved at Carlés East. Following a successful infill drilling campaign at the Carlés North zone, the Company has commenced an access decline from the open pit to permit development of the ore for the upper levels of the Carlés North zone.

Milling Agreement

In accordance with the milling agreement with Nalunaq (a subsidiary of Crew Development Corporation), which provides for processing by the Company of the Nalunaq ore, Nalunaq is to deliver ore to the Company pursuant to an agreed operating plan setting out the anticipated dates, tonnages and gold grades of deliveries during 2004. The first batch of high-grade gold ore was processed at the El Valle plant during February. Pending resolution of final moisture determination, some 26,274 dry metric tonnes of ore were treated to produce 12,149 ounces with a recovery of 97.8%.

Aguablanca Nickel Project

Project construction is on schedule with commissioning of the plant expected to commence in August and ramp-up to full commercial production during the fourth quarter of 2004. To date, all major equipment has been assembled. Mechanical and electrical installations and piping are progressing well in the plant area. Auxiliary buildings have been completed and the site office is operational. Construction of the tailings dams and powerline is in progress. The mine contractor is advancing pre-stripping and has now exposed the ore. Annual production from the open pit is expected to average 18 million pounds of nickel, 11 million pounds of copper and 20,000 ounces of platinum group metals (PGM) for a period of 10.5 years. The commencement of commercial production is expected to result in a substantial increase in cash flows for the Company.

The capital expenditure to construct the Aguablanca mine is €70 million (approximately $86 million), including working capital and VAT during construction. As of March 31, 2004, €40 million (approximately $49 million) of expenditures on the project construction have been paid. The additional funds required for completion of the project will be obtained from available cash resources of the Company, the subsidized loan of €5 million (approximately $6.1 million) granted by the Ministry of Science and Technology and the available balance of the VAT credit facility granted by Barclays Bank.

In April 2004, Rio Narcea awarded the contract for the construction of the decline to Obras Subterráneas, S.A. (an experienced Spanish contractor specializing in the construction of tunnels). This decline will be used for infill drilling at depth and for future underground production of additional higher grade material. It is expected that the decline will reach the higher grade nickel mineralization within a year.

Salave Gold Project

Rio Narcea successfully completed the acquisition of the Salave gold deposit during the first quarter of 2004. The two-phase acquisition included the purchase of 85% of the shares of the mineral rights owner, Exploraciones Mineras del Cantábrico, S.L. (“EMC”) in October 2003, and an agreement to terminate the existing lease on the mineral rights held by a third party on March 9, 2004. The Company now owns the exclusive right to develop the project. On March 30, 2004, the Company’s equity participation in EMC increased to 90.7% as a result of a capital increase in EMC in which the minority shareholders did not participate.

Technical work on the Salave project was initiated with the compilation of previous exploration and drilling information into a single database. An infill drilling campaign of 15,000 m to close the spacing between drill holes to 25 m on the main mineralized zone is scheduled to start in early May 2004. Completion of the program is anticipated by April 2005. The initial drill holes are planned to provide samples of mineralized material for metallurgical testwork. A scoping study for the metallurgical treatment route has been awarded to Ausenco Ltd. of Australia.

Rio Narcea intends to complete a technical report compliant with National Instrument (“NI”) 43-101 standards as soon as possible. In 2004, the Company will complete most of the work required for a full feasibility study and initiate the permitting process of the Salave gold project.

Ossa Morena Regional Exploration

Rio Narcea completed 1,634 m of drilling in eight holes during the first quarter, evaluating nickel sulfide, platinum group metals (PGM) and iron oxide copper-gold (IOCG) targets in the Ossa Morena region of southern Spain and Portugal. The program included exploration drilling north of Aguablanca at Calzadillas and at the Vinagrinho, Piorno and Torrejao targets in the Beja license, southern Portugal. A number of low-grade nickel intercepts were encountered. These encouraging results will be followed up during the course of this year’s exploration program.

First Quarter Financial Results

Capital Resources and Liquidity

The Company ended the quarter with $44,863,000 of cash and cash equivalents and $47,296,200 of working capital. Additionally, the Company has $17 million of available cash resources from the credit facilitiy granted by Investec Bank (UK) Ltd. and Macquarie Bank Ltd. (“Investec and Macquarie”).

Cash flow from operating activities increased to $4,920,100 in the first quarter of 2004 compared to $4,077,500 in the same period of 2003 as a result of continued good operating results and higher gold prices. Before working capital adjustments, cash flow from operating activities was $5,974,500 compared with $5,569,500 in the same period of 2003.

During the first quarter, investing activities consumed $26,963,700 of cash, including capital expenditures on mineral properties of $20,243,900 and most of the remaining balance was a bank deposit related to temporary security for a subsidized loan of that amount (refer to discussion below). In the first quarter of 2003, investing activities used $2,538,800. The following table sets forth the Company’s capital expenditures on mineral properties:

(in millions)	1Q/2004	1Q/2003
El Valle and Carlés mine development	$ 2.1	$ 2.0
Aguablanca project development and purchase of equipment	13.1	0.6
Acquisition of Salave project	5.0	-
Total	$ 20.2	$ 2.6

In January 2004, the Company collected a subsidized loan of €5.0 million (approximately $6.3 million – calculated at the average exchange rate for the quarter) that had been granted in December 2003 by the Ministry of Science and Technology. In order to collect this loan, the Company had to deliver to the Ministry performance bonds amounting to €5.2 million (approximately $6.5 million), which were issued by two Spanish banks, and at that time the Company placed the €5.0 million loan amount (approximately $6.3 million) in restricted bank accounts. The Company expects to obtain the release of these funds in May 2004 when the Aguablanca project itself will serve as security to the banks.

For the first quarter of 2004, the most significant ongoing financing activities were drawdowns/repayments of debt obligations and proceeds from issuing capital stock on exercise of stock options.

The Company realized $691,200 from the exercise of stock options and warrants during the quarter.

For the first quarter of 2004, proceeds from bank loans totaled $38,222,000. On March 25, 2004, the Company executed a drawdown of $30 million from the Investec and Macquarie debt facility, with certain copper and exchange rate hedging requirements, to complete the construction of the Aguablanca project. The Company has drawn down an additional $1,951,100 from the Barclays VAT facility of €6 million (approximately $7.6 million). The proceeds from bank loans also include the subsidized loan of €5 million (approximately $6.3 million) mentioned above.

Financing fees on bank loans relating to the Aguablanca project amounted to $985,300. Repayments of bank loans during the quarter totaled $3,942,100, which included prepayments, in respect of the loan facility with Deutsche Bank, of $2,375,000 corresponding to the payment due in April 2005, and $1,375,000 corresponding to the payment due in April 2004.

Operating Results

Revenue from gold sales in the first quarter was $18,838,000 from the production of 43,837 ounces compared to $15,574,500 from the production of 49,065 ounces in the corresponding 2003 period. Rio Narcea reported a net loss of $6,411,800 ($0.06 per share) for the first quarter of 2004 compared to net income of $681,900 ($0.01 per share) during the same period last year.

With operations continuing to perform according to plan, the loss in the first quarter was mainly due to the following non-cash factors:

      –    As a result of adopting Accounting Guideline AcG-13 (“Hedging Relationships”), effective on January 1, 2004, the Company now marks to market its derivative financial instruments. The change in the fair value of the derivatives amounted to negative $3,522,400 during the first quarter of 2004 and is recorded as a loss in the consolidated statements of operations and deficit.

      –    The strengthening of the U.S. dollar against the Euro during the first quarter had an adverse effect on the value of the monetary assets and liabilities on the balance sheet, which resulted in net losses of $943,000 (classified as Financial revenues and expenses).

      –    The Company has retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) amended Section 3870 (“Stock-based Compensation and Other Stock-based Payments”), which requires the recognition of expenses for employee stock-based compensation transactions. The cost of stock-based compensation for the three months ended March 31, 2004 amounted to $526,200 ($181,600 for the same period in 2003).

Rio Narcea realized an average gold price of $406 per ounce in the first quarter of 2004 versus $339 per ounce in the same period of 2003. The average spot price in the first quarter of 2004 was $409 per ounce versus $353 per ounce for the same period in 2003.

A reconciliation of gold sales, before giving effect to hedging transactions and to gold sales in the consolidated statements of operations and deficit follows:

	Three Months Ended March 31,
	2004		2003
	$000	$/oz	$000	$/oz
Gold sales before hedging	18,203	406	13,497	339
Cash gold hedging effect	-	-	-	-
Cash foreign exchange hedging effect	-	-	-	-
Realized gold sales	18,203	406	13,497	339
Non-cash gold hedging effect	(269)	(6)	(304)	(8)
Gold sales after hedging	17,934	400	13,193	331
Effect of the variation in inventories of final products(1)	904		2,382
Gold sales	18,838		15,575

Average spot price		409		353
Sales (oz)		44,856		39,833
Production (oz)		43,837		49,065

(1) Final products are valued at production cost.

Operating expenses in the first quarter of 2004 increased to $20,603,500, including $4,224,500 for the purchase of the Nalunaq ore, compared to $15,514,400 for the same period last year. Part of the increase was a result of a stronger Euro versus the U.S. dollar (the average exchange rates were $1.25/€ and $1.07/€ for the first quarter of 2004 and 2003, respectively). In addition, the transition from open pit to underground mining resulted, as anticipated, in an increase in operating costs. Cash operating costs for the Company’s gold operations (excluding the effect of Nalunaq ore treated in the quarter) increased to $213 per ounce in the first quarter of 2004 from $120 per ounce for the same period in 2003. The increase in cash operating costs is due, in addition to the above-mentioned factors, to lower gold production in the first quarter of 2004 compared to the gold production achieved in the same period of 2003.

Reconciliation of Cash Operating Cost

	Three Months Ended March 31, 2004
	Rio Narcea’s operations		Nalunaq ore		Total
	$000	$/oz	$000	$/oz	$000	$/oz
Deferred stripping and other mining expenses	7,979	252	-	-	7,979	182
Purchase of gold ore	-	-	4,225	348	4,225	96
Plant expenses	2,831	89	525	43	3,356	77
Smelting, refining and transportation	499	16	-	-	499	11
Sale of by-products	(669)	(21)	-	-	(669)	(15)
Adjustments:
Reclamation costs	(158)	(5)	-	-	(158)	(4)
Stripping	(3,599)	(114)	-	-	(3,599)	(82)
Employee stock options expensed	(118)	(4)	-	-	(118)	(2)
Cash operating cost	6,765	213	4,750	391	11,515	263
Production	31,688		12,149		43,837

Outlook

For 2004, gold production from Rio Narcea’s existing operations is expected to be approximately 90,000 ounces at a cash cost of $240 per ounce. Additionally, under the milling agreement with Nalunaq, Rio Narcea is expected to produce a maximum of 120,000 ounces from the processing of the Nalunaq ore during 2004. Any shortfalls in the planned production for the year due to Nalunaq delivering less than anticipated tonnage can be made up by processing the existing stockpiles at Rio Narcea’s operations.

In 2004, the Company plans to undertake a full feasibility study and initiate the permitting process of the Salave gold project. Rio Narcea intends to complete a technical report compliant with NI 43-101 standards as soon as possible. Infill drilling and metallurgical testwork will begin in the second quarter of 2004.

There are no major capital expenditures budgeted for the gold operations during the remainder of 2004, other than the continuation of underground development below the mined out Boinas East pit and at Carlés East. Rio Narcea's gold exploration efforts will continue to focus on reserve replacement and resource additions at the El Valle and Carlés operations.

Construction of the Aguablanca nickel mine is on schedule with start-up expected in August 2004. The Company expects to spend approximately €30 million (approximately $37 million) over the second and third quarters to complete the construction of the project.

On the nickel exploration front, Rio Narcea is looking to further unlock the potential of its large landholdings in the Ossa Morena region with a budget of $3 million for 2004. Rio Narcea will also seek joint venture partners who can bring additional resources and expertise to bear on its large 6,000 km2 concession holdings. This strategy will enable Rio Narcea to share the regional exploration risk and direct more resources to the development and exploration of the underground potential at Aguablanca.

The Company is continuing to evaluate development opportunities in Spain and various other parts of the world, which have the potential of meeting the Company’s investment criteria and enhancing shareholder value.

Conference Call

The Company will host a conference call on May 13, 2004 at 11:00 AM E.T. In order to join the conference call, please call (416) 405-9328 or 1-800-387-6216. The conference call will be broadcast live and recorded on the web at www.ccnmatthews.com/RioNarcea. In order to access this service, you will need to have Windows Media Player installed on your computer (visit www.ccnmatthews.com/RioNarcea for instructions on how to download the software free). A replay of the call is available until June 10, 2004 by dialing (416) 695-5800 or 1-800-408-3053 and entering code 3050988. If you would like to listen to a replay of our conference call on the web, go to the home page on www.rionarcea.com and click on the link under Investor Centre - Events & Webcast.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, commencing the initial permitting and preparatory work to undertake a bankable feasibility study of its recently acquired Salave gold project, and rapidly advancing the development and construction of its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit Manager, Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

Forward-looking Statements

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(unaudited)

March 31,

December 31,

2004

2003

(stated in U.S. dollars)

$

$

 (restated)

ASSETS

Current

Cash and cash equivalents

44,863,000

32,861,600

Restricted cash

7,345,200

1,305,200

Inventories

5,077,400

4,667,000

Stockpiled ore

4,737,900

4,939,300

Accounts receivable

Government grants

—

34,700

VAT and other taxes

9,001,200

6,232,100

Trade receivables

1,497,300

3,261,200

Other current assets

2,188,700

3,505,100

Current portion of deferred derivative loss

1,157,200

—

Total current assets

75,867,900

56,806,200

Mineral properties, net

91,815,800

76,478,400

Deferred stripping costs, net

11,955,400

15,988,000

Other assets

10,159,100

13,117,400

Deferred derivative loss

3,957,900

—

193,756,100

162,390,000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current

Short-term bank indebtedness and accrued interest

4,625,200

2,690,700

Accounts payable and accrued liabilities

20,229,900

19,172,200

Current portion of long-term debt

3,716,600

5,241,000

Total current liabilities

28,571,700

27,103,900

Other long-term liabilities

10,070,700

7,167,300

Long-term debt

37,644,300

6,706,000

Total liabilities

76,286,700

40,977,200

Non-controlling interest

497,500

54,900

Shareholders' equity

Common shares

141,952,100

140,610,500

Employee stock options

6,216,500

6,223,200

Non-employee stock options and warrants

5,545,200

4,459,800

Common share purchase options, related to debt

3,628,500

972,900

Deficit

(42,512,100)

(36,100,300)

Cumulative foreign exchange translation adjustment

2,141,700

5,191,800

Total shareholders' equity

116,971,900

121,357,900

193,756,100

162,390,000

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

Three months ended

March 31,

2004

2003

(stated in U.S. dollars)

$

$

 (restated)

OPERATING REVENUES

Gold sales

18,838,000

15,574,500

18,838,000

15,574,500

OPERATING EXPENSES

Deferred stripping and other mining expenses

(7,979,100)

(7,628,700)

Purchase of gold ore

(4,224,500)

—

Plant expenses

(3,356,000)

(2,097,400)

Smelting, refining and transportation

(499,000)

(467,600)

Sale of by-products

669,400

288,800

Depreciation and amortization expenses

(2,590,800)

(2,595,300)

Exploration costs

(1,353,200)

(1,809,500)

Administrative and corporate expenses

(1,163,300)

(1,148,100)

Other income (expenses)

(107,000)

(56,600)

(20,603,500)

(15,514,400)

Operating earnings (loss)

(1,765,500)

60,100

FINANCIAL REVENUES AND EXPENSES

Interest income

231,600

51,900

Foreign currency exchange gain (loss)

(943,000)

991,800

Interest expense and amortization of financing fees

(461,200)

(421,900)

Derivatives loss

(3,522,400)

—

(4,695,000)

621,800

Income (loss) before income tax

(6,460,500)

681,900

Provision for income tax

—

—

Net income (loss) before non-controlling interest

(6,460,500)

681,900

Non-controlling interest

48,700

—

Net income (loss)

(6,411,800)

681,900

Deficit, beginning of period as originally reported

(25,530,500)

(29,350,200)

Cumulative adjustment for restatement and

  change in accounting policies

(10,569,800)

(9,957,000)

Deficit, end of period

(42,512,100)

(38,625,300)

Net income (loss) per share – basic

(0.06)

0.01

Net income (loss) per share – diluted

(0.06)

0.01

Weighted average common shares

  outstanding – basic

113,282,268

89,118,191

Weighted average common shares

  outstanding – diluted

113,282,268

92,740,433

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

Three months ended

March 31,

2004

2003

(stated in U.S. dollars)

$

$

(restated)

OPERATING ACTIVITIES

Net income (loss)

(6,411,800)

681,900

Add (deduct) items not requiring cash

  Depreciation and amortization

2,590,800

2,595,300

  Amortization of deferred financing fees

143,400

89,900

  Reclamation liability accrual and

    other long-term liabilities

158,300

4,200

  Foreign exchange

1,578,900

(543,800)

  Accretion of interest on long-term debt

46,800

44,100

  Non-cash derivatives loss

3,791,600

304,200

  Options and shares granted

526,200

356,500

  Amortization of deferred stripping costs

4,403,600

5,602,500

  Non-controlling interest

(48,700)

—

Deferred stripping expenditures

(804,600)

(1,640,100)

Purchase premium of the purchased call options

—

(1,925,200)

Changes in components of working capital

  Inventories

(573,200)

(2,765,100)

  Stockpiled ore

19,800

616,400

  VAT and other taxes

(1,257,400)

(224,200)

  Trade receivables

1,763,900

515,000

  Other current assets

(809,000)

638,700

  Accounts payable and accrued liabilities

(198,500)

(272,800)

Cash provided by operating activities

4,920,100

4,077,500

INVESTING ACTIVITIES

Expenditures on mineral properties

(15,243,900)

(2,568,700)

Acquisition of Salave deposit

(5,000,000)

—

Grants received

34,400

251,900

Restricted cash

(6,220,900)

—

Long-term deposits and restricted investments

(533,300)

(222,000)

Cash used in investing activities

(26,963,700)

(2,538,800)

FINANCING ACTIVITIES

Proceeds from issue of common shares

691,200

198,500

Proceeds from issue of special warrants

—

17,730,900

Financing fees on issue of special warrants

—

(1,065,400)

Proceeds from bank loans and other

  long-term liabilities

38,222,000

61,400

Financing fees on bank loans

(985,300)

—

Repayment of bank loans

(3,942,100)

(2,596,900)

Cash provided by financing activities

33,985,800

14,328,500

Foreign exchange gain on cash and cash equivalents

  held in foreign currency

59,200

205,200

Net increase in cash during the period

12,001,400

16,072,400

Cash and cash equivalents,

  beginning of period

32,861,600

7,736,500

Cash and cash equivalents, end of period

44,863,000

23,808,900

Supplemental cash flow information

Interest paid in cash

110,400

219,600

Income taxes paid in cash

—

—

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